Exhibit 23.2

to Registration Statement

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-190969) and related Prospectus of International Shipholding Corporation for the registration of $200 million of common stock, preferred stock, depositary shares, debt securities, warrants and units and to the incorporation by reference therein of our report dated March 14, 2011 (except for Note O, as to which the date is March 11, 2013), with respect to the consolidated financial statements and schedule of International Shipholding Corporation for the year ended December 31, 2010 included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New Orleans, Louisiana

November 26, 2013